Chemin de Blandonnet 8 1214 Vernier Geneva, Switzerland Phone: +1.817.293.0450 www.alcon.com
February 27, 2023

US Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Notice of Disclosure filed in Annual Report on Form 20-F for the fiscal year ended December 31, 2022 under Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

Pursuant to Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Alcon Inc. has included a disclosure involving limited and lawful dealings with the Federal Security Service of Russia in its Annual Report on Form 20-F for the fiscal year ended December 31, 2022, which was filed with the U.S. Securities and Exchange Commission on February 27, 2023.

Respectfully submitted,

Alcon Inc.

By:    /s/ Royce Bedward
Name:    Royce Bedward
Title:    Authorized Signatory